TERMINATION OF CONSULTING AGREEMENT dated June 30, 2005 (the “Consulting Agreement”) between Mahjong Development Inc. (formerly 9143-3250 Quebec Inc.) (the “Corporation”) and Ian Sherrington on behalf of a Netherlands corporation (the “Consultant”)

WHEREAS Ian Sherrington’s employment with the Corporation has been terminated effective June 24, 2006;

WHEREAS the Consulting Agreement terminates automatically upon the termination of Ian Sherrington’s employment with the Corporation;

NOW THEREFORE, the parties hereto agree and acknowledge as follows:

1.	The Consulting Agreement is terminated effective June 24, 2006.

2.
Each of the parties hereto acknowledges and agrees that it has no claim against the other with respect to any matter directly or indirectly relating to or arising from the Consulting Agreement. Each of the parties hereto grants unto the other a full, complete and final release and discharge in respect of any claims directly or indirectly relating to or arising from the Consulting Agreement.

3.	This agreement does not apply to any matter relating to the employment of Ian Sherrington by the Corporation nor to the termination of such employment.

4.	The parties hereto agree that the present agreement constitutes a transaction within the meaning of articles 2631 and following of the Civil Code of Quebec.

5.
The parties hereto have required that this agreement and related documents be drafted in the English language. Les parties aux présentes ont exigé que ce contrat et les documents y afférents soient rédigés dans la langue anglaise

IN WITNESS WHEREOF the parties have signed this agreement at Montreal, Quebec, this day of June 2006.

MAHJONG DEVELOPMENT INC.

                                                                        ___________________________________
Per: Linda Lemieux

                                                                        ____________________________________
IAN SHERRINGTON, on behalf of a
Nertherlands corporation